SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

VANITY EVENTS HOLDING, INC.

 (Name of Issuer)

COMMON STOCK, PAR VALUE$.0001 PER SHARE

 (Title of Class of Securities)

922050 10 9

 (CUSIP Number)

Shawn Knapp
118 Front Street
Brookings, South Dakota  57006
Tel: (605) 692-8226

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 4 Pages)

CUSIP No. 922050 10 9	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Shawn Knapp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 683,560,640
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 683,560,640
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 683,560,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.84%
14	TYPE OF REPORTING PERSON* IN

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $.0001 per share (the “Common Stock”), of Vanity Events Holding, Inc., a Delaware Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 118 Front Street, Brookings, South Dakota 57006.

Item 2. Identity and Background.

This statement is being filed by Shawn Knapp (“Reporting Person”). Reporting Person is the chief executive officer and president of the Issuer.  Reporting Person’s business address is 118 Front Street, Brookings, South Dakota 57006.  Reporting Person is a citizen of the United States.

During the past five years, Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 31, 2010, the Issuer entered into a share exchange agreement (“Exchange Agreement”) by and among the Issuer, Shogun Energy, Inc., a South Dakota corporation (“Shogun”), Reporting Person, the principal shareholder of Shogun and the other shareholders of Shogun (the “Shogun Shareholders” and collectively with the Reporting Person, the “Shareholders”).  Pursuant to the terms of the Exchange Agreement, the Shareholders exchanged an aggregate of 100% of the issued and outstanding shares of capital stock of Shogun in exchange for 500,000 shares of the Company’s series A preferred stock (the “Exchange”). In connection with the Exchange, Reporting Person received 426,160 shares of series A preferred stock of Issuer.

Each share of series A preferred stock shall be entitled to 1,604 votes per share and shall be convertible into 1,604 shares of the Issuer’s common stock.  Upon filing an amendment to the Issuer’s certificate of incorporation to increase the number of shares of authorized common stock so that there is an adequate amount of shares of authorized common stock for issuance upon conversion of the series A preferred stock (the “Amendment”), the shares of series A preferred stock will be automatically converted into an aggregate of 683,560,640 shares of the Issuer’s common stock.

Item 4. Purpose of Transaction.

As described above, Reporting Person’s acquisition of these shares was made pursuant to the Exchange Agreement.  Reporting Person acquired his shares in connection with a transaction whereby the Issuer acquired all of the outstanding capital stock of Shogun and the former stockholders of Shogun acquired a controlling interest in the Issuer in a transaction accounted for as a reverse acquisition.  This acquisition and related transactions are described in the Issuer's Current Report on Form 8-K with a report date of December 31, 2010 and a filing date of January 6, 2011 (the “Reverse Acquisition 8-K”).  Except as set  forth in this Item 4 and in the Reverse Acquisition 8-K, Reporting does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

As of December 31, 2010, Reporting Person may be deemed to own 683,560,640 shares or 78.84% of Issuer’s common stock.  Reporting Person has the sole power to vote or dispose of all of his shares.  Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1

Share Exchange Agreement, dated December 31, 2010, by and among Vanity Events Holding, Inc., Shogun Energy, Inc., the principal shareholder of Shogun Energy, Inc. and the other shareholders of Shogun Energy Inc. (incorporated herein by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2011).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 14, 2011	/s/ Shawn Knapp
Shawn Knapp

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